MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

TABLE OF CONTENTS

INTRODUCTION	1

FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO U.S. INVESTORS	2

CORE BUSINESS	2

OVERVIEW AND OBJECTIVES	2

STRATEGIC REVIEW PROCESS	3

CHANGES IN MANAGEMENT	5

SHAREHOLDER RIGHTS PLAN	5

RESTRUCTURING AND TURNAROUND PLAN	6

2012 ESTIMATED PRODUCTION AND CASH OPERATING COST	7

2012 ESTIMATED YEAR END CASH AND CASH EQUIVALENTS	7

OPERATING MINES AND DEVELOPMENT PROJECTS	8

EXPLORATION	11

FINANCIAL REVIEW	13

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	15

INCOME TAXES	18

CRITICAL ACCOUNTING ESTIMATES	18

NON-IFRS PERFORMANCE MEASURES	18

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING	22

OUTSTANDING SHARE DATA	22

CORPORATE DIRECTORY	23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 2012

All figures are in U.S. dollars unless otherwise indicated.

INTRODUCTION

The following discussion and analysis of operating results and financial condition of Jaguar Mining Inc. (“Jaguar” or the “Company”) contained in this Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2012 and with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2011 and 2010. The condensed interim consolidated financial statements for the three months ended March 31, 2012 are prepared in accordance with IAS 34 under International Financial Reporting Standards (“IFRS”). The Company reports its financial statements in U.S. dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of May 10, 2012.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, measured and indicated resources, proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2011, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov. Further information about the Company is available on its corporate website www.jaguarmining.com.

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CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term “inferred resources” and “measured and indicated resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. U.S. investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

CORE BUSINESS

Jaguar is an Ontario governed gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 38,220 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, which hosts the Company’s three operating facilities. In addition, Jaguar holds mineral concessions totaling 166,513 hectares in the state of Maranhão, which hosts the Company’s Gurupi Project and 35,363 hectares in the state of Ceará, which hosts the Pedra Branca Project. The Company may consider the acquisition and subsequent exploration, development and operation of other gold properties, primarily focused in Brazil.

Jaguar was formed in 2002. In 2004, the Company constructed and began operations of a small open pit mine, the Sabará operation. Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006. In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência. Since 2007, Jaguar has developed four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

As at March 31, 2012, the Company was producing gold at its Turmalina, Paciência and Caeté operations, however, Paciência has been placed on temporary care and maintenance since the Company announced the Restructuring and Turnaround Plan on May 8, 2012 – See “Restructuring and Turnaround Plan – Paciência” below. Significant planned expansion includes the Company’s Gurupi Project, an open pit gold mining operation in the state of Maranhão in Northern Brazil.

Most of Jaguar’s senior management team is headquartered in the city of Belo Horizonte, close to the Company’s operating assets. The proximity of senior management to the operations allows for significant operating flexibility and oversight. The Company has also consolidated its corporate management, engineering, exploration, supply, logistics and maintenance teams into the same central location at its principal executive office in Belo Horizonte. As of March 31, 2012, the Company had 2,235 employees, 2,230 of whom are based in Brazil. See “Restructuring and Turnaround Plan – Overhead and Administrative” for significant proposed changes to the Company’s work force.

Jaguar is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

OVERVIEW AND OBJECTIVES

Since its founding, Jaguar has acquired and developed a number of mining operations in Brazil. Gold production has increased from zero in 2002 to 155,764 ounces in 2011. Through acquisitions and subsequent exploration, the Company has increased its total measured and indicated gold mineral resources from zero in 2002 to 6,541,510 ounces in 2011.

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At its southern operations in Minas Gerais, the Company has an estimated 4,023,340 ounces of measured and indicated gold mineral resources contained in 34,377,270 tonnes of material at an average grade of 3.64 grams per tonne, and 1,130,520 ounces of inferred gold mineral resources contained in 9,896,080 tonnes of material at an average grade of 3.55 grams per tonne. Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 1,701,790 ounces of gold contained in 17,463,620 tonnes of ore at an average grade of 3.03 grams per tonne.

At its Gurupi Project in Northern Brazil, Jaguar has an estimated 2,518,170 ounces of indicated gold mineral resources contained in 69,887,500 tonnes of material at an average grade of 1.12 grams per tonne, and 616,630 ounces of inferred gold mineral resources contained in 18,676,700 tonnes of material at an average grade of 1.03 grams per tonne. Estimated probable reserves, which are included in the above mentioned indicated mineral resources, total 2,327,930 ounces of gold contained in 63,756,700 tonnes of material at an average grade of 1.14 grams per tonne.

In total, Jaguar now has an estimated 6,541,510 ounces of measured and indicated gold mineral resources contained in 104,264,770 tonnes of material at an average grade of 1.95 grams per tonne, and 1,747,050 ounces of inferred gold mineral resources contained in 28,572,780 tonnes of material at an average grade of 1.90 grams per tonne. Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 4,029,720 ounces of gold contained in 81,220,320 tonnes of ore at an average grade of 1.55 grams per tonne.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike. Through its brownfield exploration programs, the Company continues to add gold resources to its mineral inventory at its operations in Minas Gerais and at the Gurupi Project.

The Company’s objective is to enhance shareholder value by building, operating and expanding cost-effective gold mines, by adding mineral resources and ore reserves to its existing mineral inventory and by pursuing accretive transactions to support its growth targets.

STRATEGIC REVIEW PROCESS

On May 8, 2012, the Company announced that the Special Committee of the Company's Board of Directors (the “Board”) had concluded its strategic review process respecting the possible change of control of Jaguar. Despite the Special Committee’s extensive efforts, the process did not result in an agreed change of control transaction.

The strategic review process was announced by the Company on November 16, 2011 in response to a media report of a change of control proposal from the Shandong Gold Group (“Shandong”). Immediately following the issuance of that release, the Company established a Special Committee comprised exclusively of independent directors to take primary responsibility for the process, and retained J.P. Morgan Securities, LLC and Davies Ward Phillips & Vineberg LLP as financial and legal advisors, respectively, to assist the Special Committee and the Board in completing the process.

When the proposal was received from Shandong in November 2011, the Board determined that it was not in the best interests of the Company and its shareholders to accept that proposal. The Shandong proposal was structured so as to effectively provide Shandong with an option to purchase the Company as it conducted due diligence and sought government approvals, including those required in China, while preventing the Company from exploring other alternatives. In addition to Shandong, two other parties, including the North American based mining company referred to below, had expressed interest in acquiring the Company in the fall of 2011. These interested parties emerged as a result of the Company's practice of maintaining contact with various mining companies who might be interested in acquiring the Company if the opportunity arose.

As part of the process, the Company and its financial advisor contacted or received contact from 22 parties regarding a potential change of control or other strategic transaction. Five of those parties executed confidentiality agreements and were provided access to an extensive data room. Three of those parties conducted site visits in Brazil. Throughout this process, the Special Committee held 17 formal meetings and had numerous, frequently daily, informal discussions and communications.

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Ultimately, one party, a North American based mining company, expressed a serious intention to pursue an acquisition of the outstanding shares of Jaguar, though others expressed interest in acquiring assets of the Company. In early February, that party provided a preliminary proposal respecting the acquisition of Jaguar at a price of between U.S. $8.20 and U.S. $9.45 per share, conditional upon, among other things, the completion of a diligence investigation of Jaguar.

Throughout February and March, that party engaged in an extensive due diligence process, including site visits to Jaguar's projects from late February to early March, numerous face to face or telephonic discussions with Company personnel, members of the Special Committee and the Company's financial advisor, and extensive documentary diligence. That diligence process continued until early April.

In late March, that party was provided with a form of the definitive agreement that the Company was prepared to enter into. After discussions between that party and the Special Committee and its financial advisor, including a meeting between that party and two members of the Special Committee in Toronto on April 11, 2012, that party notified the Company in the afternoon of April 13, 2012 that it had determined not to proceed with an acquisition of the Company at this time.

Since the formation of the Special Committee, the Committee, directly and through the Company's financial advisor and other intermediaries, has made persistent and repeated efforts to engage with the Shandong to determine if there was a basis for pursuing change of control discussions. On a number of occasions the Special Committee offered to meet with representatives of Shandong in Hong Kong, Beijing or at any other locale of their choosing. Shandong was not willing to be a participant in the formal strategic review process and did not respond to those efforts of the Special Committee.

On April 3, 2012, representatives of Shandong, through an intermediary, received the form of definitive agreement that the Company was prepared to enter into. However, the Company did not receive any response to that form of agreement.

In response to media reports on April 12, 2012 that quoted a representative of Shandong as remaining interested in Jaguar, in the morning of April 13, 2012, a letter from the Chairman of the Company to the Chairman of Shandong was provided to counsel to Shandong for presentation to Shandong. This letter expressed the willingness of members of the Special Committee to travel to a location convenient to Shandong within the next 10 days to engage in direct senior level discussions to explore a mutually agreeable transaction.

On April 18, 2012, the Company provided Shandong, through the Company's intermediary, a draft letter of intent and a form of exclusivity agreement under which the Company would have entered into exclusive discussions with Shandong. On April 20, 2012, the Company's intermediary informed the Special Committee that Shandong was considering those documents with its financial and legal advisors. A meeting between the Company's intermediary and the Chairman of Shandong was scheduled for May 1, 2012. This meeting was subsequently rescheduled for May 7, 2012 as a result of the Labour Day holiday in China on May 1.

In the morning of May 8, 2012, Jaguar's intermediary informed the Special Committee that it has been advised that Shandong determined not to proceed with further acquisition discussions.

At a meeting in the morning of May 8, 2012, the Board, based on a recommendation of the Special Committee, terminated the strategic review process respecting the possible change of control of Jaguar. However, the Board will consider any future proposals if and when they may be received.

In addition, the Special Committee is continuing discussions with a party interested in the possible acquisition of one of Jaguar's producing mining operations. No assurance can be given that the Company will receive any proposals or consummate a sale transaction.

The Special Committee believes that the following factors contributed to the strategic review process not resulting in a change of control transaction:

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•	The S&P TSX Global Gold index had declined by 31% from November 15, 2011 to the date that the strategic review process was terminated. A material decline in the equity prices of several of the prospective bidders for the Company, including the North American based mining company referred to above, had a negative impact on their willingness or ability to proceed.

•	Jaguar is continuing to resolve operational issues at its southern operations in Brazil. The Company is confident of its ability to resolve the issues and is implementing a comprehensive restructuring and turnaround plan to improve costs and efficiency at its southern operations – See “Restructuring and Turnaround Plan”.

CHANGES IN MANAGEMENT

On December 6, 2011, Jaguar announced that Daniel Titcomb left his role as President and Chief Executive Officer of the Company. On an interim basis, the Chairman of the Board of Directors, Mr. Gary E. German, together with two other Jaguar directors, Mr. Gil Clausen and Mr. John Andrews, formed the Office of the Chairman to fulfill the duties of the Chief Executive Officer. With the conclusion of the strategic review process as described above, the Board is now aggressively moving forward with a search process for a new Chief Executive Officer and expects to complete this process by the third quarter of this year.

On January 11, 2012, the company announced that Mr. Rogério F. Fernandes had been appointed to succeed Mr. Lúcio Cardoso as the Chief Operating Officer of the Company following Mr. Cardoso's planned retirement at the end of January 2012. Further, the Company announced that Mr. Adriano Luiz do Nascimento, Vice President of Exploration and Engineering, retired from the Company effective December 31, 2011, as had been planned. Mr. Fernandes, a native of Minas Gerais, has over 30 years of experience in the mining industry. Since 1997, he has held various leadership and management positions within the Glencore Group overseeing significant operations in Zambia, Peru and Brazil. He holds a graduate degree in risk management from Universidad Ancash, Peru and a mining engineering degree from Universidade Federal de Minas Gerais, Brazil.

Subsequent to the three months ended March 31, 2012, Mr. Cleber Macedo, Jaguar’s Vice President of Corporate Management notified the Company of his intention to leave the Company effective May 31, 2012.

SHAREHOLDER RIGHTS PLAN

On March 31, 2012, the Board adopted a limited duration shareholder rights plan (the “Shareholder Rights Plan”). The Shareholder Rights Plan will expire 120 days after its adoption. The Shareholder Rights Plan was adopted to: (a) ensure, to the extent possible, that all holders of common shares and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares; (b) provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any such unsolicited take-over bid; (c) provide the Board with adequate time to continue to identify, solicit, develop and negotiate value-enhancing transactions, as considered appropriate, as part of the Strategic Review Process; (d) encourage the fair treatment of Jaguar's securityholders in connection with any unsolicited take-over bid made for its common shares; and (e) generally assist the Board in enhancing shareholder value. The rights issued under the Shareholder Rights Plan will become exercisable if a person, together with its affiliates, associates and joint actors (all as defined in the Shareholder Rights Plan), acquires or announces an intention to acquire beneficial ownership of common shares which, when aggregated with its current holdings, total 20% or more of the Company's outstanding common shares (determined in the manner set out in the Shareholder Rights Plan) without complying with the “Permitted Bid” provisions of the Shareholder Rights Plan or without approval of the Board. In the event that the rights become exercisable, the rights will entitle shareholders, other than the acquiring person and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the Company's common shares at that time. See “CORPORATE TRANSACTIONS” in the Company's AIF for a more complete summary of the Shareholder Rights Plan. A copy of the Shareholder Rights Plan is available on SEDAR and EDGAR.

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RESTRUCTURING AND TURNAROUND PLAN

On May 8, 2012, Jaguar announced the implementation of a comprehensive restructuring and turnaround plan to improve costs and efficiency at its operations in the state of Minas Gerais, Brazil. The plan incorporates objectives and initiatives identified by Jaguar’s Office of the Chairman and a number of expert industry consultants who have been retained to assist with operational and cost improvements.

Highlights of the restructuring and turnaround plan include:

•	Paciência operations placed on temporary care and maintenance for mine development catch-up
•	Cost reduction and productivity improvements at the Turmalina and Caeté operations
•	Focus on mining dilution reduction and development cost reduction at all operations
•	Targeted 40 percent reduction in overhead and administrative costs across the Company

Historical Background

In the fall of 2009 and the spring of 2010, the Board identified various operational challenges and directed management to implement changes to the development plans, including increased ramp development, increased definition drilling, mining method modifications and equipment changes at some of its operations. Some mining method changes at Turmalina were implemented and development advance and definition drilling efforts were accelerated at all operations.

However, during the first three quarters of 2011, the Board became increasingly dissatisfied with the pace of the necessary operational improvements, especially in the area of dilution control, mine planning, equipment selection and heading sizes. In the third and fourth quarters of 2011, this growing dissatisfaction ultimately led to much more direct and intensive Board supervision of management, the addition of another experienced mining executive to the Board, substantial changes to the Jaguar management team and the retention by the Board of outside mining consulting services as the Board intensified its efforts to accelerate the pace of operational improvements.

Since the Office of the Chairman was formed in December 2011, it has taken over the direct duties of the Chief Executive Officer, and has worked with Rogério Fernandes, a seasoned and experienced mining executive, who was appointed by the Board to succeed the former Chief Operating Officer in January 2012.

Paciência

The Paciência operations have faced significant and increasing challenges for the past year. Recent reviews determined that a complete remediation plan would best be accomplished by placing the operations on a temporary care and maintenance program until the necessary design and structural changes have been implemented in the mines. The remediation plans for Paciência include an adaptation of the narrow vein overhand stoping methods, a changeover to smaller scale equipment, smaller development headings, reduced stope dimensions and building the developed reserve inventory prior to restarting the plant. Implementation of the plan is expected to result in improved productivity per ounce, reduced mining dilution, reliable and predictable production forecasts, and significant reductions in cash costs per ounce when the mines return to production.

The capital expenditure required to implement the remediation plan at Paciência is expected to be approximately $15 million for capitalized development and equipment adjustments and will be funded from cash generated from operations or cash on hand, and may be partially offset by the sale of some existing equipment or by offsetting replacement capital requirements at Turmalina and Caeté since those operations can use some of the existing equipment at Paciência.

Turmalina and Caeté

The operational reviews at the Turmalina and Caeté operations have determined that operational overheads can be reduced and productivity improved without impacting long-term production capability. Turmalina and Caeté will also transition to smaller ore and waste development headings, reduced stope dimensions and new ground control methodologies in order in improve head grade over historical results through reduced dilution. The changes in these operations will be implemented concurrently with continuing operations and are expected to reduce the cost per ounce and allow for increased and more predictable ounce production. No additional capital requirements beyond normal sustaining capital are expected at Turmalina and Caeté.

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Changes in Mining Methods

Historically, access to the ore bodies has been through large (5 meter by 5 meter) ramps, haulages and crosscuts to accommodate large (30 tonne) haulage trucks and large matching loading equipment in the stoping horizon using a modified bench cut and fill mining technique. These large excavations have led to the production of excessive quantities of development waste. Furthermore, the use of these large pieces of equipment has necessitated 5 meter by 5 meter drives along the ore horizon where the ore widths are typically two meters on average. Subsequent vertical drilling and retreat blast hole mining has also created ground instability and additional stoping dilution. With the change in operating philosophy, the size of excavations in the ore will be reduced to approximately 3 meters by 3.5 meters which the Company believes will reduce planned dilution in the ore body by more than 50%. In addition, all operations will be systematically converted to the overhand mechanized breast cut and fill method. Significant additional benefits are expected including, but not limited to, reduced support costs, reduced ventilation costs, reduced development costs, reduced equipment costs and reduced milling costs on a per ounce basis.

Overhead and Administrative

In addition to the operational improvements, the Company is driving a significant reduction in general and administrative expense. The Company has minimized staffing and activity at its Concord office and has established a plan for a 40 percent reduction in total general and administrative expense. To date, a reduction of approximately $20 million in annual administrative expense has been identified and is being implemented throughout the operations and the administrative offices. These cost savings largely will be achieved through reductions in administrative manpower and expense at our Concord and Belo Horizonte offices and at our operations. The Company expects this task to be fully completed in the third quarter of 2012.

2012 ESTIMATED PRODUCTION AND CASH OPERATING COST

Based on the planned implementation of the restructuring and turnaround plan, Jaguar is revising its outlook for both production and cash operating costs in 2012. The Company now expects 2012 gold production in the range of 120,000 to 130,000 ounces. On this new volume, cash operating costs are expected to be in the range of $900 to $1,000 per ounce (based on an assumed exchange rate of R$1.75 per US$) as the planned benefits of the turnaround plan will not be fully realized until 2013. Looking to mid 2013 and beyond, the Company’s revised preliminary annual targets for its Southern operations (excluding any Gurupi potential production) is 170,000 to 190,000 ounces at cash operating costs of $700 to $800 per ounce.

2012 ESTIMATED YEAR END CASH AND CASH EQUIVALENTS

As the Company starts to implement the restructuring and turnaround plan, management is closely monitoring its cash position and cash needs – see “Financial Condition, Cash Flow, Liquidity and Capital Resources – Cash Requirements – Capital Spending Program” below. Based on the planned implementation of the restructuring and turnaround plan, including the expected significant cost savings, the Company expects to have cash or cash equivalents of approximately $40 million at the end of 2012.

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OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the three months ended March 31, 2012 and 2011.

Three Months Ended March 31, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	157	2.02	90%	10,014	$85.30	$1,342
Paciência	134	2.21	90%	7,338	79.20	1,451
Caeté	156	3.08	89%	13,881	95.50	1,118
Total	447	2.45	90%	31,233	$87.00	$1,268

Three Months Ended March 31, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	136	4.01	90%	15,855	$74.40	$755
Paciência	119	3.24	93%	12,114	55.40	555
Caeté	166	2.88	88%	13,480	68.70	850
Total	421	3.35	90%	41,449	$66.80	$727

During the three months ended March 31, 2012, the Company produced a total of 31,233 ounces of gold at Turmalina, Paciência and Caeté at an average cash operating cost of $1,268 per ounce compared to 41,449 ounces at an average cash operating cost of $727 per ounce for the same period last year (see Non-IFRS Performance Measures).

The decrease in gold production for the three months ended March 31, 2012 compared to the previous year is primarily the result of increased mining dilution due to: (a) instability of the hanging wall and poor ground conditions that limited mining access in Ore Body A at Turmalina and (b) continued challenges with adapting mining methods and properly scaled equipment to match the narrow vein geology at Paciência. In addition, continued excessive rain negatively impacted production, particularly at Paciência, due to washed out roads that limited access to the mine.

The increase in the Company’s average cash operating cost during the three months ended March 31, 2012 as compared to the same period in 2011 was attributable to higher mining dilution, lower total production and increased costs for labor, services, equipment maintenance and mining materials.

Jaguar sold 30,138 ounces of gold at an average realized price of $1,691 per ounce in the three months ended March 31, 2012 compared to 39,794 ounces of gold at an average realized price of $1,386 per ounce in the three months ended March 31, 2011. Gold sales generated a cash operating margin of $423 per ounce for the three months ended March 31, 2012 compared to a cash operating margin of $659 per ounce in the three months ended March 31, 2011.

Consolidated mine development totaled 6.3 kilometers for the three months ended March 31, 2012 as compared to 5.9 kilometers for the three months ended March 31, 2011.

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Turmalina

The primary mining method utilized at the Turmalina underground mine is “cut and fill”. Ore produced at the Turmalina Mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the three months ended March 31, 2012, Turmalina produced 10,014 ounces of gold at a cash operating cost of $1,342 per ounce as compared to 15,855 ounces at a cash operating cost of $755 per ounce during the three months ended March 31, 2011. Production was lower quarter over quarter due to the instability of the hanging wall and poor ground conditions at Level 5 of Turmalina’s Ore Body A. The increase in Turmalina’s cash operating cost during the quarter as compared to the same period last year was attributable to higher mining dilution and increased costs for labor, services, equipment maintenance and mining materials.

Development at the Turmalina Mine totaled 2.1 kilometers during the three months ended March 31, 2012.

Paciência

The Paciência mining complex is composed of multiple underground operations that utilize the “cut and fill” mining method with a treated tailings backfill system. Ore produced from these mines is transported to the adjacent 2,000 tpd CIP processing plant.

During the three months ended March 31, 2012, Paciência produced 7,338 ounces of gold at a cash operating cost of $1,451 per ounce as compared to 12,114 ounces at a cash operating cost of $555 per ounce during the three months ended March 31, 2011.

Production was lower quarter over quarter at Paciência due to continued challenges with adapting mining methods and properly scaled equipment to match the narrow vein geology. In addition, a collapse of the hanging wall and rock mechanics issues at the Santa Isabel Mine resulted in lack of mining flexibility at the operation during the quarter. Excessive rain also contributed to lower production levels.

The increase in Paciência’s cash operating cost during the quarter as compared to the same period last year was attributable to higher mining dilution and increased costs for labor, services, equipment maintenance and mining materials.

Combined development for the mines supplying the Paciência Plant totaled 2.0 kilometers during the three months ended March 31, 2012.

Caeté

The Caeté mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping”. Ore produced from these mines is transported to the 2,200 tpd capacity CIP processing plant adjacent to the Roça Grande Mine.

During the three months ended March 31, 2012, Caeté produced 13,881 ounces of gold at a cash operating cost of $1,118 per ounce as compared to 13,480 ounces at a cash operating cost of $850 per ounce during the three months ended March 31, 2011. The increase in Caeté’s cash operating cost during the quarter as compared to the same period last year was attributable to higher mining dilution and increased costs for labor, services, equipment maintenance and mining materials.

Development at the Pilar and Roça Grande mines totaled 2.2 kilometers during the three months ended March 31, 2012.

Sabará

During the three months ended March 31, 2012, the Sabará operation continued on care and maintenance. The Company continues to evaluate the strategic alternatives for this idled operation.

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Gurupi Project

During the three months ended March 31, 2012, Jaguar received the installation license which authorizes the construction of the processing plant for the Gurupi open pit project. The license was a critical step in the development of the Project and brings the Company closer to being able to realize the full value of its assets in Northern Brazil.

The licensing decisions for the Project’s mining operations, tailings management facilities and other infrastructure are pending subject to the Company’s acquisition of surface land rights. The Company is engaging in negotiations with land holders.

Jaguar continued exploration and development during the quarter at Gurupi with a drilling program to further expand the resource base. An updated feasibility study for the Gurupi Project is due for submission to management and the Board in the third quarter of 2012. The Board anticipates that it will make a decision on the development plan, its timing and its financing plan following the receipt of that study.

See update below under Exploration – Northern Brazil.

Pedra Branca Project

In March 2007, Jaguar entered into an earn-in agreement with Xstrata plc (“Xstrata”) to explore the Pedra Branca Project in the State of Ceará in Northeastern Brazil. The Pedra Branca Project currently has mineral rights to 13 exploration licenses and 12 pending applications for exploration licenses totaling approximately 35,363 hectares in a 35-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along the strike with potential for significant gold mineralization. During 2007 and 2008, Jaguar completed an exploration drilling program to test the continuity of the mineralization laterally and at depth. During 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry. In 2010, Jaguar continued with the exploration program, including extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50 kilometer strike length, a stretch of the 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets was identified. Amongst the 18 mineralized zones, the Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed and returned results and geological data that delineate potential for gold deposits.

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Xstrata to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Xstrata on a 60/40 basis, is now 100% controlled by Jaguar. In accordance with the terms of the amendment, Jaguar committed to (a) cash consideration in the amount of $400,000 to be paid in installments; (b) a Net Smelter Royalty (“NSR”) of 1.0% (one percent) payable to Xstrata on future gold production; and (c) rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered. Upon such discovery, Xstrata may elect to form a new company owned 30% by MSOL and 70% by Xstrata, by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

10

EXPLORATION

Jaguar’s exploration activities during the quarter ended March 31, 2012, focused on completion of the 30,000 meter drilling program at the Gurupi Project as well as the expansion of resources and reserves, laterally and at depth, on targets in and around existing operations.

The table below presents a summary of the Company’s exploration drilling program during the quarter:

Region	Target	Operation/Project	Meters Drilled	Drill Holes
Southern Brazil	Ore Bodies A and B	Turmalina	1,370	4
	Faina	Turmalina	878	10
	Santa Isabel Mine	Paciência	4,304	30
	Ouro Fino	Paciência	1,114	8
Northern Brazil	Cipoeiro	Gurupi Project	1,294	7
	Mandiocal & Santa Paz	Gurupi Project	2,822	11
		Total	11,782	70

Southern Brazil

•	Turmalina - Ore Bodies A and B: As part of a drilling program to test the continuity at depth of the 60[o] dipping and NE-plunging mineralized structure, underground drilling was conducted from collar positions stationed along a 370-meter long exploration drift located on Mine Level 4, which is 370 meters above sea level (“asl”). The drilling was completed during the three months ended March 31, 2012 and the results confirmed the continuity of the ore bodies at depth, down to Mine Levels 9 and 10.

•	Paciência - Santa Isabel Mine and NW1 Target: The drilling program at the Santa Isabel Mine continued from the 530-meter long underground exploration drift developed on Mine Level 4 (775 meters asl). The objective of this program is to confirm the extension of the ore bodies to Mine Levels 6 and 7.

Drilling results have confirmed the continuity of the mineralized structures in all the above mentioned targets, including locally high-grade gold mineralization.

Northern Brazil (Gurupi Project)

During the quarter ended March 31, 2012, Jaguar continued with the 30,000-meter drilling program at the Gurupi Project. The goal is to upgrade inferred mineral resources to indicated mineral resources in the lateral and deeper portions of the Project’s Cipoeiro and Chega Tudo deposits as well as to add mineral resources in targets around the future Cipoeiro Plant.

The results to date confirm the potential to significantly increase gold indicated mineral resources at the Gurupi deposits. The infill drilling at Cipoeiro and Chega Tudo confirms that the mineralization is consistent with the grade and width indicated from previous drilling programs and the step-out drilling demonstrates that the mineralization is open down-dip in both ore bodies as a pervasive pyrite-gold assemblage associated with NW-SE shear zones. At Chega Tudo, six deep drill holes intercepted the extension of the mineralization to a vertical depth of at least 300 meters. This represents a potential for significant increase over the previous resource drilling campaigns at the Project that had delineated the mineralization down to 130 to 150 meters.

During the quarter, the Company completed the exploration program at the Cipoeiro deposit and initiated a program consisting of infill and exploratory drill holes at the Mandiocal and Santa Paz targets, which are part of 12 identified targets within the Project’s concession package in addition to Cipoeiro and Chega Tudo. These 12 additional targets have not been included in any of the Company's resource estimates or feasibility studies related to the Gurupi Project. These targets have been identified as high potential by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling.

Drill results obtained during the three months ended March 31, 2012 are presented in the table below.

11

	Interval
Drill Hole ID	From (m)	To (m)	Au (g/t)	Length (m)
FCP0037	266.00	288.00	0.94	22.00
FCP0039	163.00	184.00	0.78	21.00
FCP0046	54.00	76.00	0.81	22.00
	29.00	34.00	1.30	5.00
FCP0047	53.00	60.00	0.94	7.00
	71.00	85.00	0.86	14.00
FCP0048	79.00	94.00	1.44	15.00
FCP0049	282.00	285.95	2.01	3.95
FCP0050	25.00	37.00	1.03	12.00
FCP0052	158.00	164.00	1.60	6.00
	246.00	259.00	0.80	13.00
FCTU0025	199.00	214.00	1.06	15.00
	259.00	274.00	0.98	15.00
FCTU0026	110.00	117.00	0.94	7.00
	132.00	150.00	0.75	18.00
FCTU0030	222.00	230.00	0.93	8.00
	240.00	247.00	1.28	7.00
FCTU0034	232.00	251.00	0.78	13.00
FCTU0035	151.00	158.00	1.90	7.00
FCTU0037	197.00	207.00	1.12	10.00
FCTU0040	77.00	81.00	1.25	6.00
FCTU0041	150.00	156.00	1.43	6.00
	174.00	185.00	1.00	11.00
FCTU0042	159.00	167.00	1.08	8.00
FCTU0043	130.00	138.00	1.20	8.00
	156.00	167.00	1.58	11.00
FCTU0044	16.00	22.00	2.14	6.00
	46.00	51.00	1.47	5.00
FCTU0046	198.00	213.00	0.92	15.00
FCTU0047	148.00	172.00	0.74	24.00
FCTU0048	162.00	170.00	1.19	8.00
FCTU0049	211.00	218.00	0.90	7.00
	225.00	236.00	1.40	11.00
	259.00	270.00	1.11	11.00
	280.00	290.00	0.80	10.00
FCTU0051	40.00	64.00	1.56	24.00
	116.00	123.00	1.18	7.00
	155.00	162.00	1.08	7.00
	173.00	181.00	1.21	8.00
FCTU0052	13.00	23.00	1.03	10.00
FCTU0053	164.00	184.00	1.00	20.00
FCTU0054	230.00	235.00	1.29	5.00

Note: Not all holes represent true thickness

The drill results shown above were reviewed by Wilson Miola, Jaguar's Director of Engineering. Mr. Miola is a Qualified Person as defined by NI 43-101 and amendments and additions thereto. SGS Geosol and Acme Laboratories located in the state of Minas Gerais, Brazil, provided independent sample preparation and assay services, using standard industry practices. There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in additions to the mineral resources.

12

FINANCIAL REVIEW

During the three months ended March 31, 2012, the market price of gold (London PM Fix) traded in a range from $1,598 to $1,781 and averaged $1,691 per troy ounce. This was approximately 22 percent higher than the average price for the three months ended March 31, 2011. Gold prices were volatile during the quarter and have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest in Europe and the Middle East, investment patterns around the world, physical demand and inflation expectations.

The Company reports its financial statements in US$. However, a significant portion of the Company’s expenses are incurred in either Cdn$ or R$. The average rates of exchange for the Cdn$ per US$1.00 for the three months ended March 31, 2012 and 2011 were 1.00 and 0.99 respectively. The average rates of exchange for the R$ per US$1.00 for the three months ended March 31, 2012 and 2011 were 1.77 and 1.67 respectively.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
($ in 000s, except per share amounts)	2012	2011	2011	2011	2011	2010	2010	2010
Net sales	50,972	57,398	70,041	60,557	55,140	44,554	48,712	36,853
Net income (loss)	2,809	(33,661)	(51,272)	15,586	3,724	(9,634)	19,230	(14,237)
Basic income (loss) per share	0.03	(0.40)	(0.61)	0.18	0.04	(0.11)	0.23	(0.17)
Diluted income (loss) per share	0.03	(0.40)	(0.61)	0.18	0.04	(0.11)	0.23	(0.17)

Net sales over the periods shown above generally trended higher due to an increase in the average realized gold price. However, the number of ounces sold declined during the two most recent quarters due to lower production levels, which was caused by mining dilution.

Summary of Key Operating Results

	Three months ended March 31
	2012	2011
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$50,972	$55,140
Ounces sold	30,138	39,794
Average sales price $ / ounce	1,691	1,386
Gross profit (loss)	(3,677)	10,968
Net income	2,809	3,724
Basic income (loss) per share	0.03	0.04
Diluted income (loss) per share	0.03	0.04
Weighted avg. # of shares outstanding - basic	84,409,648	84,373,648
Weighted avg. # of shares outstanding - diluted	84,431,344	84,385,392

Three Months Ended March 31, 2012 Compared to March 31, 2011

Sales for the three months ended March 31, 2012 decreased $4.2 million or eight percent from the three months ended March 31, 2011, due to lower gold production at Turmalina and Paciência. The number of ounces of gold sold was 30,138 ounces in the three months ended March 31, 2012 compared to 39,794 ounces in the three months ended March 31, 2011. The average realized gold price increased to $1,691 per ounce from $1,386 per ounce in the same quarter in 2011.

The Company reported a negative gross profit of $3.7 million for the three months ended March 31, 2012 as compared to a gross profit of $11.0 million for the three months ended March 31, 2011. The negative gross profit for the quarter ended March 31, 2012 is primarily due to lower gold production and higher cash operating costs.

13

Review of Certain Operating Expenses and Other Income and Expenses

	Three months ended March 31
	2012	2011
(unaudited)
($ in 000s)
Stock based compensation (recovery)	$(851)	$(2,696)
Administration	6,315	5,256
Derivative (gain) loss	-	(287)
Conversion option embedded in convertible debt (gain) loss	(14,325)	1,340
Foreign exchange (gain) loss	(3,175)	(3,089)
Interest expense	7,123	5,682
Interest income	(1,858)	(1,466)

Stock-based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units, restricted share units, and share appreciation rights. The stock based compensation recovery for the three months ended March 31, 2012 includes an expense of $100,000 for restricted share units and recoveries of $297,000 for deferred share units and $654,000 for share appreciation rights.

Administrative costs increased to $6.3 million during the three months ended March 31, 2012 from $5.3 million during the same period in 2011 (an increase of 20 percent). Administration costs include legal and accounting costs, costs to maintain offices and personnel, costs associated with being a publicly-traded company and costs associated with the Strategic Review Process.

The Company recognized a realized gain of $263,000 for the three months ended March 31, 2011 on forward foreign exchange contracts. No foreign exchange contracts were outstanding during the three months ended March 31, 2012. The closing price of the US$ strengthened against the R$ from 1.63 at March 31, 2011 to 1.82 at March 31, 2012 (See Risk Management Policies – Hedging).

The conversion option component embedded in the 4.5 percent convertible notes and the 5.5 percent convertible notes is treated as a derivative liability and recorded at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Jaguar common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the Statement of Operations and Comprehensive Income. During the three months ended March 31, 2012, a gain of $14.3 million was recognized as compared to a $1.3 million loss during the three months ended March 31, 2011. The gain is primarily due to a decrease in the Company’s share price, share price volatility and credit spread.

A foreign exchange gain of $3.2 million was recognized during the three months ended March 31, 2012 versus a gain of $3.1 million during the three months ended March 31, 2011, primarily due to the strengthening of the R$ against the US$. The foreign exchange gains on foreign cash balances and recoverable taxes assets were offset by foreign exchange losses on reclamation provisions, deferred tax liabilities and deferred compensation liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn$ versus the US$.

Interest expense increased from $5.7 million during the three months ended March 31, 2011 to $7.1 million during the three months ended March 31, 2012. Included in interest expense for the three months ended March 31, 2012 is $3.4 million of non-cash interest expense relating to the amortization of the discounts on the convertible notes (three months ended March 31, 2011 - $2.7 million). During February 2011, the Company issued $103.5 million of unsecured convertible notes which bear interest at a rate of 5.5 percent per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011 and maturing on March 31, 2016 (See Cash Flow Highlights).

Interest income increased from $1.5 million during the three months ended March 31, 2011 to $1.9 million during the three months ended March 31, 2012. Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

14

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights

($ in 000s)

	Three months ended March 31
	2012	2011
Operating activities	$(6,127)	$19,389
Financing activities	1,669	95,073
Investing activities	(24,138)	(20,213)
Effect of foreign exchange on non-US$ denominated cash and cash equivalents	3,984	2,071
Increase (decrease) in cash for the period	(24,612)	96,320
Beginning cash balance	74,475	39,223
Ending cash balance[1]	$49,863	$135,543

1Cash balance excludes $909,000 of restricted cash on March 31, 2012 and $909,000 on March 31, 2011.

As at March 31, 2012 and 2011, the Company had cash and cash equivalents of $49.9 million and $135.5 million, respectively.

Cash flow from operating activities consumed $6.1 million of cash during the three months ended March 31, 2012 as compared to $19.3 million generated during the three months ended March 31, 2011.

Cash flow from financing activities generated $1.7 million of cash during the three months ended March 31, 2012 and generated $95.1 million during the three months ended March 31, 2011.

Investing activities consumed $24.1 million of cash during the three months ended March 31, 2012 versus $20.2 million for the three months ended March 31, 2011. The funds were primarily used for underground development, equipment improvement and replacement throughout the Company’s Southern operations and exploration and pre-development at Gurupi.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $4.0 million gain during the three months ended March 31, 2012 compared to a $2.1 million gain during the three months ended March 31, 2011. This reflects the changes of the R$ and Cdn$ versus the US$ during the respective periods.

Cash Requirements – Capital Spending Program

($ in 000s)

	Three months ended March 31, 2012	Remainder of 2012	Estimate for 2012
Turmalina	$4,836	$18,063	$22,899
Paciência	8,785	9,768	18,553
Caeté	6,261	23,569	29,830
Gurupi Project	4,085	4,729	8,814
Other spending	171	3,248	3,419
Total capital spending	$24,138	$59,377	$83,515

The estimated $59.3 million capital spending required for the remainder of 2012 includes approximately $19.3 million for equipment purchases at the Turmalina and Caeté operations. The Company expects a portion of this amount will be offset with the transfer of equipment from the Paciência operation, which has been placed on temporary care and maintenance.

The Company believes that its cash held in accounts, cash flow generated by operations, debt, and other identified sources of capital are sufficient to finance its operations for the foreseeable future.

15

Since taking over the duties of the Chief Executive Officer, the Office of the Chairman has actively worked with the new Chief Operating Officer, the Chief Financial Officer and the Audit Committee to closely monitor the Company’s cash position. The Company is confident that the Restructuring and Turnaround Plan discussed above will significantly decrease spending and help the Corporation maintain a strong cash position.

The Office of the Chairman and the Audit Committee intends to continue to actively and closely monitor the Company’s cash position with the Executive management during the restructuring and turnaround, and in particular over the coming months as such process is implemented. The Company has implemented significant reductions in overhead and spending and intends to continue to explore ways to reduce costs.

The Company has been exploring, and will continue to consider all of its options to maintain and raise capital when, and as needed, including selling assets or raising capital through debt or equity offerings.

Total Capital Spending During the Three Months Ended March 31, 2012

($ in 000s)

Three months ended March 31, 2012
Capital spending - excluding exploration	$22,083
Capital spending - exploration	2,055
Total capital spending	$24,138
Amount paid in cash	24,138
Amount financed	-
Total capital spending	$24,138

The primary uses of capital during the three months ended March 31, 2012 were (a) Gurupi exploration and pre-development; (b) sustaining capital to maintain existing operations; and (c) exploration at brownfield properties in the Iron Quadrangle.

Contractual Obligations

The Company’s contractual obligations as of March 31, 2012 are summarized below.

Contractual Obligations	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Notes payable
Principal	$28,759	$173,252	$103,593	$-	$305,604
Interest	13,828	26,288	5,711	-	45,827
	$42,587	$199,540	$109,304	$-	$351,431
Other Commitments
Operating lease agreements	$235	$-	$-	$-	$235
Suppliers agreements
Mine operations[1]	2,907	-	-	-	2,907
Drilling[2]	836	-	-	-	836
Reclamation provisions[3]	3,283	4,672	6,608	23,954	38,517
	$7,261	$4,672	$6,608	$23,954	$42,495
Total	$49,848	$204,212	$115,912	$23,954	$393,926

1.	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
2.	The Company has the right to cancel the drilling contracts with 30 to 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 to 60 days.
3.	Reclamation provisions are not adjusted for inflation and are not discounted.

16

Balance Sheet Highlights

($ in 000s)

	March 31,	December 31,
	2012	2011
Current assets	115,596	134,076
Long term assets	539,003	526,590
Total assets	654,599	660,666

Current liabilities	90,107	87,249
Long term liabilities	323,874	335,608
Total liabilities	413,981	422,857

Working capital decreased $21.3 million from $46.8 million at March 31, 2011 to $25.5 million at March 31, 2012. During the three months ended March 31, 2012, the Company invested $24.1 million for capital expenditures. (See Total Capital Spending during the Period).

Risk Management Policies – Hedging

Forward Foreign Exchange Contracts – Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified. As of March 31, 2012, the Company has no forward foreign exchange contracts outstanding.

The Statement of Operations and Comprehensive Income (Loss) include the following amounts of unrealized and realized gains or losses on foreign exchange derivatives ($ in 000s):

	Three Months Ended March 31
	2012	2011
Unrealized (gain) loss	-	-
Realized (gain) loss	-	(264)
Total	$-	(264)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments. The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

17

INCOME TAXES

The Company recorded an income tax recovery of $813,000 for the three months ended March 31, 2012 compared to an income tax expense of $959,000 for the three months ended March 31, 2011. The income tax provision reflects a current income tax expense of $319,000 and a deferred income tax recovery of $1.1 million. This compares to a current income tax expense of $504,000 and a deferred income tax expense of $455,000 for the three months ended March 31, 2011. The income tax recovery of $813,000 for the three months ended March 31, 2012 reflects the deferred tax impact of the weakening of the US$ during the quarter offset by withholding taxes on inter-company debt interest.

The Consolidated Balance Sheet reflects a current tax liability of $18.5 million as of March 31, 2012 and $19.0 million at December 31, 2011; and a deferred income tax liability of $7.8 million as of March 31, 2012 and $8.6 million at December 31, 2011.

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $69.5 million of tax losses available for carryforward in Canada and $83.6 million of tax losses available for carryforward in Brazil, which can be carried forward indefinitely. However, only 30 percent of taxable income in Brazil in one year can be applied against the loss carryforward balance.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s condensed interim financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 2(d) of the Company’s December 31, 2011 consolidated financial statements available on SEDAR and EDGAR.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide (a) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (b) the trend in costs as the mine matures; and (c) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

18

Cash operating margin per oz of gold
Three months ended March 31
2012
Average sales price per oz of gold	$1,691
less
Cash operating cost per oz of gold produced	1,268
equals
Cash operating margin per oz of gold	$423

19

Summary of cash operating cost per tonne processed
Three months ended March 31
2012
Production costs per statement of operations[1]	$37,597,000
Change in inventory [2]	1,292,000
Operational cost of gold produced [3]	38,889,000
divided by
Tonnes processed	447,000
equals
Cost per tonne processed	$87.00

Turmalina cash operating cost per tonne processed
Three months ended March 31
2012
Production costs	$12,528,500
Change in inventory [2]	858,100
Operational cost of gold produced [3]	13,386,600
divided by
Tonnes processed	157,000
equals
Cost per tonne processed	$85.30

Paciência cash operating cost per tonne processed
Three months ended March 31
2012
Production costs	$11,369,500
Change in inventory [2]	(762,200)
Operational cost of gold produced [3]	10,607,300
divided by
Tonnes processed	134,000
equals
Cost per tonne processed	$79.20

Caeté cash operating cost per tonne processed
Three months ended March 31
2012
Production costs	$13,699,000
Change in inventory [2]	1,196,100
Operational cost of gold produced [3]	14,895,100
divided by
Tonnes processed	156,000
equals
Cost per tonne processed	$95.50

20

Summary of cash operating cost per oz of gold produced
Three months ended March 31
2012
Production costs per statement of operations[1]	$37,597,000
Change in inventory [2]	2,005,444
Operational cost of gold produced [3]	39,602,444
divided by
Gold produced (oz)	31,233
equals
Cost per oz of gold produced	$1,268

Turmalina Plant cash operating cost per oz produced
Three months ended March 31
2012
Production costs	12,528,500
Change in inventory [2]	907,674
Operational cost of gold produced [3]	13,436,174
divided by
Gold produced (oz)	10,014
equals
Cost per oz of gold produced	$1,342

Paciência Plant cash operating cost per oz produced
Three months ended March 31
2012
Production costs	$11,369,500
Change in inventory [2]	(722,562)
Operational cost of gold produced [3]	10,646,938
divided by
Gold produced (oz)	7,338
equals
Cost per oz of gold produced	$1,451

Caeté Plant cash operating cost per oz produced
Three months ended March 31
2012
Production costs	$13,699,000
Change in inventory [2]	1,820,332
Operational cost of gold produced [3]	15,519,332
divided by
Gold produced (oz)	13,881
equals
Cost per oz of gold produced	$1,118

1 Production costs do not include cost of goods sold adjustment of approximately $2.0 million, royalties of $1.3 million and CFEM tax of $511,000 for the three months ended March 31, 2012. The cost of goods sold adjustment includes a recovery of $828,000 of inventory write-down and an expense of $2.6 million of idle capacity.

2 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3 The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the three months ended March 31, 2012 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

As at May 10, 2012, the Company has 84,409,648 issued and outstanding common shares, as well as 4,005,000 stock options outstanding. In addition, the Company has convertible notes, which upon conversion, a maximum of 26,649,785 shares would be issued (see Note 10(c) and (d) to the annual financial statements.

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CORPORATE DIRECTORY

Jaguar is incorporated under the laws of Ontario.

DIRECTORS	REGISTERED OFFICE

John Andrews[2,4]	100 King Street West, Suite 4400
Andrew C. Burns[1,3]	1 First Canadian Place
Gil Clausen[1,3,4]	Toronto, Ontario M5X 1B1 - Canada
William E. Dow
Gary E. German[1,2,4]	AUDITORS
Chairman
Anthony F. Griffiths[1,2,3]	KPMG LLP
Daniel R. Titcomb	Toronto, Ontario
1 Audit Committee	Belo Horizonte, Brazil
2 Compensation Committee
3 Corporate Governance Committee	LEGAL COUNSEL
4 Health, Safety and Environmental Committee
Davies Ward Phillips & Vineberg LLP
OFFICERS	Toronto, Ontario
New York, New York
Rogério Fernandes
Chief Operating Officer	Azevedo Sette Advogados
Belo Horizonte, Brazil
James M. Roller
Chief Financial Officer & Treasurer	BANKS

Cleber Macedo	Bank of America
VP Corporate Management	Boston, Massachusetts

Robert J. Lloyd	HSBC
Corporate Secretary	Toronto, Ontario

PRINCIPAL EXECUTIVE OFFICE	Royal Bank of Canada
Toronto, Ontario
Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte – Brazil	STOCK TRANSFER AGENT
E-mail: info@jaguarmining.com
Website: www.jaguarmining.com	Computershare Investor Services Inc.
100 University Avenue, 9th Floor
ADMINISTRATIVE OFFICE	Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
122 North Main Street, 2nd Floor	Fax: 1-866-249-7775
Concord, NH 03301 - USA	Email: service@computershare.com
Phone: (603) 410-4888
Fax: (603) 224-6143	EXCHANGE LISTINGS

TSX/NYSE: “JAG”

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